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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                           DISCOUNT AUTO PARTS, INC.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  254642 10 1
________________________________________________________________________________
                                (CUSIP Number)

                                 Paul G. Lane
                              Riordan & McKinzie
                            300 South Grand Avenue
                                  29th Floor
                        Los Angeles, California  90071
                                (213) 629-4824
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 7, 2001
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No.       254642 10 1
------------------------------------------------------------------------------------------------------------------
      1.        Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                ADVANCE HOLDING CORPORATION
                54-1622754
------------------------------------------------------------------------------------------------------------------
      2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)   X
------------------------------------------------------------------------------------------------------------------
      3.        SEC Use Only
------------------------------------------------------------------------------------------------------------------
      4.        Source of Funds (See Instructions)   Not Applicable
------------------------------------------------------------------------------------------------------------------
      5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------
      6.        Citizenship or Place of Organization     Virginia
------------------------------------------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares        ----------------------------------------------------------------------------------------------------
Beneficially    8.  Shared Voting Power             4,021,509*
Owned by      ----------------------------------------------------------------------------------------------------
Each            9.  Sole Dispositive Power
Reporting     ----------------------------------------------------------------------------------------------------
Person With     10. Shared Dispositive Power        4,021,509*
------------------------------------------------------------------------------------------------------------------
      11.       Aggregate Amount Beneficially Owned by Each Reporting Person    4,021,509*
------------------------------------------------------------------------------------------------------------------
      12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------------------------------------------------------------
      13.       Percent of Class Represented by Amount in Row (11)      24.1%**
------------------------------------------------------------------------------------------------------------------
      14.       Type of Reporting Person (See Instructions)

                CO
------------------------------------------------------------------------------------------------------------------

              * Represents 4,021,509 shares of common stock, par value $.01 per share, of Discount Auto Parts, Inc. that are subject to an Irrevocable Proxy and Voting Agreement attached as Exhibit 3 and a Stock Option Agreement attached as Exhibit 4 to this Schedule 13D. The reporting persons may be deemed to beneficially own such shares. The filing of this Schedule 13D shall not be deemed an admission that the reporting persons are the beneficial owners of such shares.

              ** Based upon 16,707,923 shares outstanding at June 30, 2001, as represented by Discount Auto Parts, Inc. in the Agreement and Plan of Merger dated as of August 7, 2001 attached as Exhibit 2 to this
              Schedule 13D.

CUSIP No.       254642 10 1
------------------------------------------------------------------------------------------------------------------
      1.        Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                ADVANCE STORES COMPANY, INCORPORATED
                54-0118110
------------------------------------------------------------------------------------------------------------------
      2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)   X
------------------------------------------------------------------------------------------------------------------
      3.        SEC Use Only
------------------------------------------------------------------------------------------------------------------
      4.        Source of Funds (See Instructions)   Not Applicable
------------------------------------------------------------------------------------------------------------------
      5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------------------------------------------
      6.        Citizenship or Place of Organization     Virginia
------------------------------------------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares        ----------------------------------------------------------------------------------------------------
Beneficially    8.  Shared Voting Power             4,021,509*
Owned by      ----------------------------------------------------------------------------------------------------
Each            9.  Sole Dispositive Power
Reporting     ----------------------------------------------------------------------------------------------------
Person With     10. Shared Dispositive Power        4,021,509*
------------------------------------------------------------------------------------------------------------------
      11.       Aggregate Amount Beneficially Owned by Each Reporting Person    4,021,509*
------------------------------------------------------------------------------------------------------------------
      12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------------------------------------------------------------
      13.       Percent of Class Represented by Amount in Row (11)     24.1%**
------------------------------------------------------------------------------------------------------------------
      14.       Type of Reporting Person (See Instructions)

                CO
------------------------------------------------------------------------------------------------------------------

              * Represents 4,021,509 shares of common stock, par value $.01 per share, of Discount Auto Parts, Inc. that are subject to an Irrevocable Proxy and Voting Agreement attached as Exhibit 2 and a Stock Option agreement attached as Exhibit 3 to this Schedule 13D. The reporting persons may be deemed to beneficially own such shares. The filing of this Schedule 13D shall not be deemed an admission that the reporting persons are the beneficial owners of such shares.

              ** Based upon 16,707,923 shares outstanding at June 30, 2001, as represented by Discount Auto Parts, Inc. in the Agreement and Plan of Merger dated as of August 7, 2001 attached as Exhibit 2 to this
              Schedule 13D.

Item 1.   Security and Issuer

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Discount Auto Parts, Inc., a Florida corporation (the "Company"), which has its principal executive offices at 4900 Frontage Road South, Lakeland, Florida 33815.

Item 2.   Identity and Background

     This statement is being filed jointly by Advance Holding Corporation, a Virginia corporation ("Holding"), and Advance Stores Company, Incorporated, a Virginia corporation and wholly-owned subsidiary of Holding ("Advance"), pursuant to a Joint Filing Agreement dated August 14, 2001 attached hereto as
Exhibit 1. The principal business office of each of Holding and Advance is 5673 Airport Road, Roanoke, Virginia 24012. The principal business of Holding, which conducts all of its operations through Advance and its subsidiaries, is the specialty retailing of automotive parts, accessories and maintenance items.

     The names, business addresses, occupations and citizenship of the executive officers and directors of Holding and Advance are set forth on Annex A attached hereto (each, an "Advance Affiliate").

     Neither Holding or Advance nor, to the best knowledge of Holding and Advance, any Advance Affiliate has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     As a result of the Voting Agreement (as defined in Item 3) and the Option Agreement (as defined in Item 3), Holding and Advance may be deemed to be a group with the Shareholder (as defined in Item 3) within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13D, however, shall not be deemed an admission that Holding or Advance constitute a group with the Shareholder or any other person under Rule 13d-3 under the Exchange Act, and Holding and Advance disclaim any membership in a group with the Shareholder or any other person as a result of such agreements.

Item 3.   Source and Amount of Funds or Other Consideration

     Holding, Advance, Advance Auto Parts, Inc., a Delaware corporation and wholly-owned subsidiary of Holding ("Advance Auto Parts"), AAP Acquisition Corporation, a Florida corporation and wholly-owned subsidiary of Advance Auto Parts ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger dated as of August 7, 2001 (the "Merger Agreement"), pursuant to which, subject to the terms and conditions contained therein, Merger Sub would merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"), and as a result thereof each issued and outstanding share of the Company's Common Stock at the effective time of the Merger will be exchanged for 0.2577 of a share of common stock of Advance Auto Parts and $7.50 in cash, or an aggregate of approximately 4,305,000 shares of Advance Auto Parts common stock and $128.4 million in cash (of which approximately $3.2 million represents cash consideration to be paid to holders of outstanding in-the-money options of the Company).

     As an inducement to Holding and Advance to enter into the Merger Agreement with the Company, Fontaine Industries Limited Partnership (the "Shareholder") has entered into an Irrevocable Proxy and Voting Agreement dated as of August 7, 2001 (the "Voting Agreement") with Holding, Advance, the Peter J. Fontaine Revocable Trust (the "Fontaine Trust") and Peter J. Fontaine, in his individual capacity ("Fontaine"). The Shareholder, which beneficially owns 4,021,509 shares of the Company's Common Stock (the "Shares"), is the Company's largest shareholder (holding approximately 25% of the Company's outstanding Common Stock). The Shareholder is indirectly controlled by Fontaine, who is the Chairman of the Board and Chief Executive Officer of the Company. Pursuant to the Voting Agreement, the Shareholder has agreed to vote all of the Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby. In addition, the Shareholder appointed Advance as its proxy to vote the Shares.

     As further inducement to Holding and Advance to enter into the Merger Agreement, the Shareholder has entered into a Stock Option Agreement dated as of August 7, 2001 (the "Option Agreement") with Holding, Advance, the Fontaine Trust and Fontaine, pursuant to which the Shareholder granted Advance an option to purchase all of the Shares, exercisable under certain specified conditions, as set forth in the Option Agreement.

     Neither Holding or Advance nor any Advance Affiliate has any right to purchase shares of Common Stock pursuant to the Voting Agreement or has purchased any shares of Common Stock pursuant to the Option Agreement, and thus no funds have been used to purchase any of the Shares.

Item 4.   Purpose of Transaction

     As stated above, each of the Voting Agreement and the Option Agreement was executed and delivered in connection with the Merger Agreement. Each of Holding and Advance entered into the Voting Agreement and the Option Agreement in order to assist in ensuring the consummation of the Merger. Holding and Advance currently anticipate that Advance Auto Parts will acquire all of the outstanding Common Stock of the Company as a result of the Merger. The descriptions herein of the Voting Agreement, the Option Agreement, the Merger Agreement and the Reincorporation Merger Agreement (as defined below) are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 2 through 5, respectively, to this Schedule 13D, and which are specifically incorporated herein by reference in their entirety.

     Other than described herein, Holding and Advance and the Advance Affiliates have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although each of Holding, Advance and the Advance Affiliates reserves the right to develop such plans or proposals.

     VOTING AGREEMENT

     Under the Voting Agreement, the Shareholder agreed until the Termination Date (as defined below), at any meeting of holders of the Company's Common Stock or in connection with any written consent of the Company's shareholders, to vote the shares of the Company's Common Stock beneficially owned by the Shareholder, and irrevocably appointed Advance as its attorney and proxy to vote in such manner as Advance deems proper with respect to the following, (a) for the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (b) against any proposals for any merger, consolidation, sale or purchase of any assets, reorganization, recapitalization, liquidation or winding up of or by the Company or any other extraordinary corporate transaction which is inconsistent with the Merger or the other transactions contemplated by the Merger Agreement, (c) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and (d) against any proposals for the amendment of the certificate of incorporation or by-laws of the Company or any change in the management or board of directors of the Company which is inconsistent with the Merger or the other transactions contemplated by the Merger Agreement. The proxy granted by the Shareholder is irrevocable and coupled with an interest. The proxy granted by the Shareholder also confers no authority to vote on any other matter. The proxy granted includes the power to call a special meeting of shareholders of the Company to consider the Merger Agreement and the transactions contemplated thereby.

     In addition, pursuant to the Voting Agreement, the Shareholder agreed prior to the Termination Date not to (a) transfer, encumber or enter into any contract, option, put, call or other arrangement or understanding with respect to the transfer of any of the Shares to any person, (b) trade or take any position, hedge or otherwise, with respect to the Shares, (c) enter into any voting agreement, arrangement or understanding, directly or indirectly, whether by proxy, voting agreement or otherwise, with respect to any of the Shares or deposit any Shares into a voting trust, or (d) take any action that would make any of the representations or warranties contained in the Voting Agreement untrue or incorrect or have the effect of preventing or impeding the Shareholder from performing any of its obligations under the Voting Agreement.

     The Shareholder also agreed to cease and desist and discontinue any and all existing activities, directly or indirectly, with respect to any of the following actions and not to solicit, initiate, encourage or facilitate (including by way of furnishing information or engaging in any discussions) any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to or relate to, any inquiries, proposals or offers to acquire all or any substantial part of the business or properties of the Company or any of its subsidiaries or any substantial part of the capital stock of the Company or any of its subsidiaries, whether by merger, share purchase or exchange, reorganization, recapitalization, liquidation, dissolution, consolidation, business combination, purchase of substantial assets, tender offer, exchange or similar transaction, whether for cash, securities or any other consideration or combination thereof, other than the transactions contemplated by the Merger Agreement and other than another transaction or series of related transactions in which Holding, Advance Auto Parts or any of their subsidiaries is the acquiring person.

     The Shareholder also agreed under the Voting Agreement that it would not,
(a) without the prior written consent of Holding, during the period commencing on the date of the closing of the Merger and continuing for 180 days after such closing, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Advance Auto Parts common stock or any securities convertible into or exercisable or exchangeable for such common stock (whether such shares or any such securities are then owned by the Shareholder or are thereafter acquired), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Advance Auto Parts common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Advance Auto Parts common stock or such other securities, in cash or otherwise, other than any shares sold to an underwriter pursuant to an underwriting agreement, or
(b) as long as Fontaine continues to serve as a director or officer of Advance Auto Parts, without the prior written consent of the managing underwriter, during the period commencing on the date of a final prospectus relating to any public offering of securities of Holding and ending on the date specified by Holding and the managing underwriter (such period not to exceed l80 days or such shorter lock up period which is applicable to the shares of Holding Class A common stock held, directly or indirectly, by Nicholas F. Taubman) engage in any transaction described in clause (a)(i) or (ii) above, whether any such transaction is to be settled by delivery of Advance Auto Parts common stock or such other securities, in cash or otherwise; provided that the foregoing provisions of clause (b) do not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Shareholder if all officers and directors and greater than one percent (1%) stockholders of Holding enter into similar agreements.

     The Voting Agreement terminates on the earliest to occur of (the "Termination Date") (a) the effective time of the Merger, (b) the termination of the Voting Agreement by mutual written agreement of the parties, (c) the termination of the Merger Agreement pursuant to Section 9.1(a) thereof (termination by mutual written consent of Holding, Advance Auto Parts and the Company), 9.1(b) thereof (termination because the Merger has not been consummated by December 31, 2001) (subject to clause (g) below), 9.1(c) thereof (termination because a court or governmental entity has issued a non-appealable governmental order permanently prohibiting the Merger or the parties determine that a private party action or order under the antitrust laws is reasonably likely to have a material adverse effect on the parties) or 9.1(h) thereof (termination because of the Company's failure to satisfy certain physical inventory requirements or amend certain master leases), or the termination by the Company of the Merger Agreement under Section 9.1(f) thereof (termination because of a material breach of any representation, warranty, covenant or agreement which is not cured within 30 days of receipt of written notice of such breach), (d) the first business day following the 120th day after the termination of the Merger Agreement pursuant to Section 9.1(d) thereof (termination because the requisite shareholder approval of the Company's shareholders has not been obtained), but only if there has been an acquisition proposal prior to a meeting of the Company's shareholders, (e) the first business day following the 120th day after the termination of the Merger Agreement pursuant to Section 9.1(e) thereof (termination because of the Company's board of directors withdrawing its recommendation to the Company's shareholders approving the Merger or recommending another acquisition proposal) or 9.1(g) thereof (termination because the Company's board of directors fiduciary duties require that the Company terminate the Merger Agreement to pursue a superior proposal), (f) the first business day following the 60th day after the termination of the Merger Agreement by Holding under Section 9.1(f) thereof (termination because of a material breach of any representation, warranty, covenant or agreement which is not cured with 30 days of receipt of written notice of such breach) or (g) the first business day following the 60th day after the termination of the Merger Agreement under Section 9.1(b) thereof, provided that there has been an acquisition proposal prior to such termination and Holding would be permitted to terminate the Merger Agreement pursuant to
Section 9.1(b) thereof. Notwithstanding the foregoing, if the Shareholder acquires Advance Auto Parts common stock in exchange for the Company's Common Stock, the market-stand-off provisions contained in clause (b) of the preceding paragraph survive the termination of the Voting Agreement.

     OPTION AGREEMENT

     Pursuant to the Option Agreement and prior to the Termination Date (as defined above under the description of the Voting Agreement), the Shareholder granted to Advance an irrevocable option (the "Option") to purchase all (but not less than all) of the Shares (the "Option Shares") at a purchase price per share equal to the sum of (a) $15.00 (the "Base Amount"), and (b) 25% of the Excess Amount. The term "Excess Amount" means the amount by which the fair market value of the per share consideration paid under an acquisition proposal (a proposal made by a third party to acquire all of the securities or assets of the Company in accordance with the terms and conditions set forth in the Merger Agreement) exceeds the Base Amount.

     Any time or from time to time prior to the Termination Date, Advance may exercise the Option, in whole but not in part, if: (a) any person other than Holding or Advance or any of their respective affiliates (a "Third Party"), will have: (i) commenced a bona fide tender offer or exchange offer for any shares of the Company's Common Stock, the consummation of which would result in beneficial ownership by such Third Party (together with all such Third Party's affiliates and associates) of 50% or more of the then outstanding voting equity of the Company; (ii) acquired beneficial ownership of shares of the Company's Common Stock that, when aggregated with any shares of the Company's Common Stock already owned by such Third Party, its affiliates and associates, would result in the aggregate beneficial ownership by such persons being equal to or greater than 15% or more of the then outstanding voting equity of the Company; provided, however, that "Third Party" for purposes of this clause (ii) does not include any person or group that beneficially owns more than 15% of the outstanding voting equity of the Company on the date of the Option Agreement and that does not, after the date thereafter, increase such ownership percentage by more than an additional 1% of the outstanding voting equity of the Company; (iii) entered into an agreement with the Company that contemplates the acquisition of (x) assets constituting 15% or more of the total assets of the Company taken as a whole or (y) beneficial ownership of 15% or more of the outstanding voting equity of the Company; (b) any of the events described in Section 9.1(e) of the Merger Agreement that would allow Holding to terminate the Merger Agreement has occurred (but without the necessity of Holding having terminated the Merger Agreement); (c) there has been an acquisition proposal by a third party for the Company or its subsidiaries prior to December 31, 2001, (as the same may be extended), the meeting of shareholders of the Company to vote on the Merger has not been held, Holding would be permitted to terminate the Merger Agreement pursuant to Section 9.1(b) of the Merger Agreement and either Holding or the Company has terminated the Merger Agreement pursuant to
Section 9.1(b) thereof; or (d) the Company shall have terminated the Merger Agreement pursuant to Section 9.1(g) thereof.

     In the event that Holding or Advance Auto pays a price with an agreed upon aggregate per share value higher than $15.00 per share for shares of the Company's Common Stock under the Merger Agreement, the Base Amount shall be increased to reflect such higher price.

     The Option Agreement also provides that the Shareholder will not until the Termination Date (a) sell, hypothecate, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift), or create or permit to exist any security interest, lien, claim, pledge, right of first refusal agreement, charge or other encumbrance of any nature whatsoever, or enter into any contract, option, put, call or other arrangement or understanding (including any profit sharing arrangement) with respect to such transfer of any of the Shares to any person, (b) trade or take any position, hedge or otherwise, with respect to the Shares, (c) enter into any voting agreement, arrangement or understanding, directly or indirectly, whether by proxy, voting agreement or otherwise, with respect to any of the Shares or deposit any Shares into a voting trust, or (d) take any action that would make any of the representations or warranties contained in the Option Agreement untrue or incorrect or have the effect of preventing or impeding the Shareholder from performing any of its obligations under the Option Agreement.

     MERGER AGREEMENT

     Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, the Company has agreed to (a) call a special meeting of its shareholders for the purpose of considering and taking action upon the Merger Agreement and the Merger, (b) recommend to its shareholders the adoption and approval of the Merger Agreement and the Merger, and (c) not modify such recommendation, except in certain circumstances set forth therein.

     Under the Merger Agreement, the Company has agreed to terminate any discussions or negotiations relating to any acquisition proposal and not facilitate any inquiries (including by way of furnishing information) with respect to an acquisition proposal from a third party, and is obligated to pay Advance a termination fee of $9.0 million and reimburse Advance for expenses up to $7.0 million if the Company terminates the Merger Agreement, for among other reasons, to enter into a superior third party acquisition proposal or to recommend a third party acquisition proposal.

     In addition, the Company has agreed under the Merger Agreement to obtain and furnish the information required to be included in a proxy statement/prospectus to solicit proxies from the Company's shareholders for approval of the Merger Agreement and the Merger at a special meeting of shareholders and file the proxy statement/prospectus with the Securities and Exchange Commission related thereto.

     The Merger Agreement is subject to customary closing conditions and is expected to close as soon as such conditions to the Merger are satisfied or otherwise waived.

     Upon filing of articles of merger with the Department of State of the State of Florida (the "Effective Time"), Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Corporation.

     At the Effective Time (a) each share of the Company's Common Stock issued and outstanding immediately prior to the Effective Time will be exchanged for
0.2577 of
a share of common stock of Advance Auto Parts and $7.50 in cash in accordance with the terms of the Merger Agreement, less any required withholding taxes, (b) each share of the Company's Common Stock that is directly or indirectly owned by the Company as treasury stock will be cancelled and retired without any conversion or payment made with respect thereto, and (c) each issued and outstanding share of capital stock of Merger Sub will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

     Immediately after the Merger, Advance Auto Parts will contribute the share of common stock of the Surviving Corporation to Advance, and the Company will become a wholly-owned subsidiary of Advance.

     At or immediately prior to the Effective Time, each outstanding option to purchase shares of the Company's Common Stock with a per share exercise price of less than $15.00 per share will be cancelled and converted into the right to receive cash for each share purchasable under the option equal to $15.00 minus the per share exercise price of the shares purchasable under the option.

     Each outstanding option to purchase shares of the Company's Common Stock, whether or not then exercisable, with a per share exercise price equal to or greater than $15.00 per share at the Effective Time will be converted into an option to acquire, on substantially the same terms and conditions as were applicable under such fully converted option, and which shall be considered issued under Advance Auto Part's 2001 Executive Stock Option Plan, the number of shares of Advance Auto Part's common stock determined by multiplying the number of shares of the Company's Common Stock that were purchasable immediately prior to the Effective Time upon the exercise of such fully assumed option by 0.5154 (the "Option Exchange Ratio") at an exercise price per share equal to (a) the exercise price per share of the Company's Common Stock immediately prior to the Effective Time under such fully converted option divided by (b) the Option Exchange Ratio; provided that with respect to a fully converted option with the same exercise price, the number of shares of Advance Auto Part's common stock to be represented by the fully converted option shall be computed on an aggregate basis so as to create options for whole shares of Advance Auto Part's common stock with any then remaining fractional share rounded up to the nearest whole share.

     The persons serving as directors of Merger Sub immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation after the Effective Time, and the persons serving as officers of the Company immediately prior to the Effective Time shall serve as officers of the Surviving Corporation after the Effective Time.

     At the Effective Time, the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation, and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation.

     The Company's Common Stock is currently listed on the New York Stock Exchange under the symbol "DAP." After the Effective Time of the Merger, Advance Auto Parts will seek to delist the Company's Common Stock from the NYSE and de-register the Company's Common Stock under the Exchange Act.

     REINCORPORATION MERGER AGREEMENT

     Holding has entered into an Agreement and Plan of Merger dated as of August 7, 2001 (the "Reincorporation Merger Agreement") with Advance Auto Parts, pursuant to which Holding would merge with and into Advance Auto Parts, with Advance Auto Parts continuing as the surviving corporation, and as a result thereof each issued and outstanding share of Holding Class A common stock that was issued and outstanding immediately prior to such merger would automatically be exchanged for one share of common stock of Advance Auto Parts. Holding is engaging in the reincorporation merger for the purpose of allowing the shareholders of Holding and the shareholders of the Company to own stock of a corporation that is subject to the flexible and comprehensive corporate laws of the State of Delaware and to facilitate the acquisition of the Company.

Item 5.   Interest in Securities of the Issuer

     Pursuant to the Voting Agreement and as more fully discussed above, the Shareholder, which beneficially owns 4,021,509 shares of the Company's Common Stock (representing approximately 24.1% of the issued and outstanding shares of the Company's Common Stock as of June 30, 2001, based upon 16,707,923 shares outstanding at June 30, 2001, as represented by the Company in the Merger Agreement), is required to vote in favor of the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated thereby. The Shareholder also irrevocably appointed Advance as its proxy to vote the Shares for the matters discussed above. The Voting Agreement also restricts the disposition of the Shares owned by the Shareholder. In addition, pursuant to the Option Agreement and as more fully discussed above, Advance acquired an option to purchase the Shares, which may be exercised under certain specified conditions.

     For the above stated reasons, Holding and Advance (sometimes referred to collectively herein as, the "Reporting Persons") may be deemed to have shared voting and dispositive power over the Shares along with the Shareholder, the Fontaine Trust and Fontaine. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons or any Affiliated Entity is the beneficial owner of the Shares.

     Other than entering into the Voting Agreement, the Option Agreement and the Merger Agreement, no Reporting Person or any Affiliated Entity has effected any transaction in the Company's Common Stock during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As discussed in Items 3, 4 and 5 above, Holding and Advance are parties to the Merger Agreement (along with certain of their affiliates), the Voting Agreement and the Option Agreement.

     Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person or any Affiliated Entity with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of its securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to Be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated as of August 14, 2001 by and between Advance Holding Corporation and Advance Stores Company, Incorporated.

Exhibit 2* Agreement and Plan of Merger dated as of August 7, 2001 among Advance Holding Corporation, Advance Auto Parts, Inc., Advance Stores Company, Incorporated, AAP Acquisition Corporation and Discount Auto Parts, Inc.

Exhibit 3* Voting Agreement dated as of August 7, 2001 among Advance Holding Corporation, Advance Stores Incorporated, Fontaine Industries Limited Partnership, the Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, in his individual capacity.

Exhibit 4* Stock Option Agreement dated as of August 7, 2001 among Advance Holding Corporation, Advance Stores Company, Incorporated, Fontaine Industries

            Limited Partnership, the Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, in his individual capacity.

Exhibit 5* Agreement and Plan of Merger dated as of August 7, 2001 between Advance Holding Corporation and Advance Auto Parts, Inc.
___________________

     * Filed as an exhibit to the Current Report of Advance Holding Corporation on Form 8-K (File Number: 333-56031) on August 9, 2001 and incorporated by reference herein.

                                   Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: August 16, 2001                   ADVANCE HOLDING CORPORATION



                                         By:/s/ Jim L. Wade
                                            --------------------------------
                                            Jim L. Wade
                                            President and
                                            Chief Financial Officer


Dated: August 16, 2001                   ADVANCE STORES COMPANY, INCORPORATED



                                         By:/s/ Jim L. Wade
                                            --------------------------------
                                            Jim L. Wade
                                            President and
                                            Chief Financial Officer

                                    ANNEX A

                        Directors and Executive Officers

The names and members of the board of directors and executive officers of Holding and Advance are set forth below. Unless otherwise indicated, each individual is a citizen of the United States and the business address of each person is c/o Advance Holding Corporation, 5673 Airport Road, Roanoke, Virginia 24012.


 Name and Position Held              Principal Occupation
Nicholas F. Taubman.......... Chairman of the Board and Director of
                              Holding and Advance

Garnett E. Smith............. Vice Chairman of the Board and Director of
                              Holding and Advance

Lawrence P. Castellani....... Chief Executive Officer and Director of
                              Holding and Advance

Jimmie L. Wade............... President and Chief Financial Officer of
                              Holding and Advance

David R. Reid................ Executive Vice President and Chief
                              Operating Officer of Holding and Advance

Paul W. Klasing.............. Executive Vice President, Merchandising
                              and Marketing of Holding and Advance

Eric M. Margolin............. Senior Vice President, General Counsel and
                              Secretary

Jeffrey T. Gray.............. Senior Vice President, Controller, and
                              Assistant Secretary of Holding and Advance

Robert E. Hedrick............ Senior Vice President, Human Resources and
                              Benefits of Holding and Advance

John M. Roth (1)............. Director of Holding and Advance
                              Mr. Roth is a principal of Freeman Spogli
                              & Co. Incorporated.  Mr. Roth also serves
                              on the boards of directors of AFC
                              Enterprises, Inc. and Envirosource, Inc.

Mark J. Doran (1)............ Director of Holding and Advance
                              Mr. Doran is a principal of Freeman Spogli
                              & Co. Incorporated.  Mr. Doran also serves
                              on the boards of directors of AFC
                              Enterprises, Inc. and Century Maintenance
                              Supply, Inc.

Timothy C. Collins(2)........ Director of Holding and Advance
                              Mr. Collins is Senior Managing Director
                              and Chief Executive Officer of Ripplewood
                              Holdings L.L.C.  Mr. Collins is also on
                              the board of directors of WRC Media, Inc.
                              and the Strong Schafer Value Fund.

Peter M. Starrett(3)......... Director of Holding and Advance
                              Mr. Starrett is founder of Peter Starrett
                              Associates, a retail advisory firm.
                              Mr. Starrett also serves on the boards of
                              directors of Guitar Center, Inc., The
                              Pantry, Inc. and AFC Enterprises, Inc.

William L. Salter(4)......... Director of Holding and Advance
                              Mr. Salter is a retired President of the
                              Specialty Retail division of Sears.

Jeffrey B. Conner(4)......... Director of Holding and Advance
                              Mr. Conner is a Vice President of Business
                              Development of Sears.

(1) The business address of Messrs. Roth and Doran is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

(2) The business address of Mr. Collins is 1 Rockefeller Plaza, 32nd Floor, New York, New York 10020.

(3) The business address of Mr. Starrett is c/o Freeman Spogli & Co. Incorporated, 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

(4) The business address of Messrs. Salter and Conner is 3333 Beverly Road, Hoffman Estates, Illinois 60179.

                                 EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement dated as of August 14, 2001 by and between Advance Holding Corporation and Advance Stores Company, Incorporated.

Exhibit 2* Agreement and Plan of Merger dated as of August 7, 2001 among Advance Holding Corporation, Advance Auto Parts, Inc., Advance Stores Company, Incorporated, AAP Acquisition Corporation and Discount Auto Parts, Inc.

Exhibit 3* Voting Agreement dated as of August 7, 2001 among Advance Holding Corporation, Advance Stores Incorporated, Fontaine Industries Limited Partnership, the Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, in his individual capacity.

Exhibit 4* Stock Option Agreement dated as of August 7, 2001 among Advance Holding Corporation, Advance Stores Company, Incorporated, Fontaine Industries Limited Partnership, the Peter J. Fontaine Revocable Trust, and Peter J. Fontaine, in his individual capacity.

Exhibit 5* Agreement and Plan of Merger dated as of August 7, 2001 between Advance Holding Corporation and Advance Auto Parts, Inc.
_______________

     * Filed as an exhibit to the Current Report of Advance Holding Corporation on Form 8-K (File Number: 333-56031) on August 9, 2001 and incorporated by reference herein.